Jeffrey P. Berg jberg@bakerlaw.com

October 24, 2011

VIA EDGAR

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Searchlight Minerals Corp.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 4, 2011
File No. 000-30995

Dear Mr. Hiller:

As a follow-up to our conversation with Paul Monsour of the Securities and Exchange Commission on Monday, October 24, 2011, on behalf of our client Searchlight Minerals Corp., we hereby formally request an extension of an additional fifteen (15) business days (until November 18, 2011) to respond to the comment letter received on October 13, 2011 with respect to the above-referenced Form 10-K.

Very truly yours,

/s/  Jeffrey P. Berg

Jeffrey P. Berg

cc:	Martin B. Oring
Melvin L. Williams